Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER OF 2008

EXPLANATORY NOTE

This management discussion and analysis and the related interim consolidation financial statements of Banro Corporation have been restated to reflect the change in accounting treatment of the Company’s equity interest in BRC Diamond Core Ltd. upon loss of significant influence.

The Company reflected a fair value increase on designation to available-for-sale of $14,226,577 in other comprehensive income.  The Company has changed this treatment to reflect the dilution gain of $11,363,090 through net income (loss) and restated the fair value adjustment accordingly and the related contributed surplus and other comprehensive income (loss) amounts.

BANRO CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2008

The following management’s discussion and analysis (“MD&A”), which is dated as of May 12, 2008, provides a review of the activities, results of operations and financial condition of Banro Corporation (the “Company”) as at and for the three month period ended March 31, 2008, as well as future prospects of the Company.  This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company as at and for the three month period ended March 31, 2008, together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2007.  As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified.  Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, mineral reserves, exploration results and future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources or mineral reserves (the mineral resource and mineral reserve figures referred to in this MD&A are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition and exploration of gold properties.  The Company’s main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold projects, Twangiza, Namoya, Lugushwa and Kamituga.  As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits (the “Banro Congo PRs”) covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa projects, covering an area of 3,130 square kilometers.

During the first quarter of 2008 and up to the date of this MD&A, the Company continued its exploration activities at Twangiza, Namoya and Lugushwa.  Exploration activities at all three projects consisted of core drilling as well as gridding, soil sampling, trenching and rock sampling and geological mapping.   No ground exploration was undertaken with respect to the Kamituga project or the Banro Congo PRs.  The pre-feasibility studies on Twangiza and Namoya are also continuing and are due for completion in June 2008.

In April 2008, the Company announced further results from the ongoing pre-feasibility, core drilling program at the Company’s Twangiza project.  This drilling program is part of the pre-feasibility study, with the objective of upgrading Inferred Mineral Resources into the Measured and Indicated categories so that open pit ore reserves can be determined as part of the pre-feasibility study.  To accomplish this objective, the Company has increased the number of drill rigs operating at Twangiza to six.  Twangiza currently has an estimated Measured Mineral Resource of 1,315,000 ounces of gold (14,510,000 tonnes grading 2.82 g/t Au), Indicated Mineral Resource of 2,558,000 ounces of gold (39,119,000 tonnes grading 2.03 g/t Au) and Inferred Mineral Resource of 2,705,000 ounces of gold (46,188,000 tonnes grading 1.82 g/t Au).  Additional information with respect to the Twangiza project is contained in the technical report dated September 13, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com.

Also in April 2008, the Company announced further results from the ongoing pre-feasibility, core drilling program at the Company’s Namoya project.  This drilling program is part of the pre-feasibility study, with the objective of upgrading Inferred Mineral Resources into the Measured and Indicated categories, so that open pit ore reserves can be determined as part of the pre-feasibility study.  Three core drilling rigs are now in operation at Namoya to complete this drilling.  Namoya currently has an estimated Indicated Mineral Resource of 938,800 ounces of gold (8,925,000 tonnes grading 3.27 g/t Au) and Inferred Mineral Resource of 621,500 ounces of gold (7,074,000 tonnes grading 2.73 g/t Au).  Additional information with respect to the Namoya project is contained in the technical report dated August 17, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com.

Qualified Person

Daniel K. Bansah, the Company’s Vice President, Exploration and a “qualified person” as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used in this MD&A, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S.

registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the three month period ended March 31, 2008, the Company reported a net income of $9,604,766, or $0.24 per share, compared to a net loss of $1,055,354, or $0.03 per share, reported for the three month period ended March 31, 2007. The Company’s short term investments generated interest income of $254,672 during the three month period ended March 31, 2008. The Company’s results for the three month period ended March 31, 2008 were significantly impacted by the recognition of a gain on dilution of equity interest in BRC DiamondCore Ltd. (formerly named BRC Diamond Corporation) (“BRC”) of $11,363,090. The following discusses changes in expenses which occurred during the first quarter of 2008 in the categories described below as compared to the first quarter of 2007:

Professional fees

Professional fees, which were mainly legal, audit and accounting fees, decreased to $132,842 during the first quarter of 2008 from $206,309 for the corresponding period in 2007.  Legal fees were incurred in connection with the Company’s general corporate activities (including compliance with securities regulatory requirements).  The decrease in professional fees mainly related to the Company incurring lower legal fees during the first quarter of 2008 as compared to the first quarter of 2007.

Office and sundry

Office and sundry expenses, which did not significantly vary during the first quarter of 2008 compared to the first quarter of 2007, included items such as rent, filing fees, insurance and communication costs.  The slight increase of 2%, or $6,118, from $254,310 incurred during the first quarter of 2007 to $260,428 incurred during the same period in 2008, was mainly the combined result of an 11% increase in postage and shipping expenses, a 34% decrease in office rent, a 9% increase in communication costs and a 12% decrease in insurance costs.   During the first quarter of 2008, the Company closed its regional office in London, United Kingdom and opened another regional office in Johannesburg, South Africa.

Salaries

Salary expenses increased by 49% to $459,523 for the three month period ended March 31, 2008 from $308,513 for the three month period ended March 31, 2007, due mainly to a general increase in employee annual salary amounts as well as an increased number of employees.

Employee stock-based compensation

The fair value of employee stock-based compensation accrued during the first quarter of 2008 decreased to $360,776 from $1,752,239 accrued during the corresponding period in 2007. Stock-based compensation expense recorded during the first quarter of 2008, was mainly in relation to stock options granted during 2007.  No stock options were granted during the first quarter of 2008.

Foreign exchange gain/loss

The Company recorded a foreign exchange loss of $381,115 during the first quarter of 2008, compared to a foreign exchange gain of $197,926 recorded during the first quarter of 2007, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income

The Company’s idle cash is invested in US$ and Cdn$ commercial paper and discount notes.  During the three month period ended March 31, 2008, these short term investments generated interest revenue of $254,672 compared to $565,511 generated during the same period in 2007.  The decrease in interest revenue is due in part to lower average yield, as well as to a decreased average balance of short term investments outstanding during the period as a result of redemptions of short term investments to finance the Company’s general corporate activities and exploration expenditures during the first quarter of 2008.

Exploration expenditures

During the first quarter of 2008, the Company incurred exploration expenditures of $8,104,871, capitalized as deferred exploration expenditures in the Company’s consolidated balance sheet. The allocation of such exploration expenditures by project was as follows:

Twangiza project	$3,659,059
Namoya project	3,128,048
Lugushwa project	1,192,347
Kamituga project	83,693
Banro Congo Mining SARL	41,724

Total	$8,104,871

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the first quarter of 2008.  This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

	2008	2007	2007	2007
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net income (loss)	$9,604,766	$(2,440,694)	$(725,777)	$(93,980)
Net income (loss) per share	$0.24	$(0.06)	$(0.02)	$(0.00)

	2007	2006	2006	2006
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	$(1,055,354)	$(2,449,007)	$(278,842)	$(757,158)
Net loss per share	$(0.03)	$(0.06)	$(0.01)	$(0.02)

During the first quarter of 2008, the Company recorded a net income of $9,604,766 compared to net loss of $2,440,694 reported for the fourth quarter of 2007.  The income recorded in the first quarter of 2008 was mainly the result of the recognition by the Company of a gain on dilution of equity interest in of BRC of $11,363,090, as a result of the reduction of the Company’s equity interest in BRC from 27.43% to 14.55%.    In addition, the Company’s first quarter of 2008 results were also impacted by a significant decrease in salary and stock-based compensation expenses compared to the fourth quarter of 2007.  The net loss recorded in the fourth quarter of

2007 was most significantly impacted by the recording of stock-based compensation expense of $1,585,328.  In addition, the Company recorded during the fourth quarter of 2007 a significant increase in salary expense due to the year end bonuses paid to employees.  During the third quarter of 2007, the net loss increased to $725,777 compared to a net loss of $93,980 incurred in the second quarter of 2007, mostly due to employee stock option compensation of $1,230,127.  The net loss during the third quarter of 2007 was also significantly impacted by foreign exchange gain of $1,245,021 as well as by the Company’s share of equity loss ($307,087) of BRC.  During the second quarter of 2007, the Company’s net loss decreased to $93,980 compared to a net loss of $1,055,354 reported for the first quarter of 2007.  The Company’s results in the second quarter of 2007 were significantly impacted by the recognition of stock-based compensation expense of $1,166,602 (which amount was a significant decrease from the amount recorded during the first quarter of 2007) and a recorded foreign exchange gain of $1,716,754.  The Company’s results in the first quarter of 2007 were significantly impacted by the recognition of a gain on dilution of equity interest in BRC of $1,116,561, as well as by the recognition of stock-based compensation expense of $1,752,239.  The increase in the net loss recorded in the fourth quarter of 2006 as compared to the third quarter of 2006 was most significantly impacted by the recording during the fourth quarter of 2006 of stock-based compensation expense of $664,773, as well by a foreign exchange loss which increased significantly from the foreign exchange gain recorded during the third quarter of 2006.  In addition, the Company recorded during the fourth quarter of 2006 a significant increase in salary expense due to the year end bonuses paid to employees.  The net loss incurred during the third quarter of 2006 decreased significantly, compared to the net loss incurred during the second quarter of 2006, due mainly to a general decrease in expenses including stock option compensation expense, consulting fees and shareholder relations and promotions.

Liquidity and Capital Resources

As at March 31, 2008, the Company had cash and short term investments of $23,531,919 compared to cash and short term investments of $31,929,604 as at December 31, 2007.  In February and March 2008, the Company received an additional Cdn$1,240,000 from the exercise of 300,000 stock options under the Company’s stock option plan.

During the first quarter of 2008, the Company spent $7,858,194 in exploration expenditures and $288,330 on capital assets to carry on its DRC projects (compared to $4,368,756 in exploration expenditures and $55,457 on capital assets spent during the first quarter of 2007).  During the first quarter of 2008, the Company’s exploration activities at Twangiza, Lugushwa and Namoya consisted of drilling, gridding, soil sampling, trenching and rock sampling with geological mapping.  The pre-feasibility studies on Twangiza and Namoya also continued.

The Company will need to raise additional funds to complete the exploration programs proposed for 2008 and beyond.  There is no assurance that such financing will be available on acceptable terms, if at all.

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

	Payments due by period
Contractual Obligations	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$261,616	$94,127	$167,489	$—	$—

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates used in the calculation of the fair value of stock-based compensation.  The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted.  This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information.  Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

The values of all stock options granted were estimated, using the Black-Scholes option-pricing model, based on the following factors:

•      risk-free interest rate: 3.83% to 4.23% (2007 – 3.83% to 4.23%);

•      expected volatility: 51.63% to 52.51% (2007 – 51.63% to 52.51%);

•      expected life: 5 years (2007 – 5 years); and

•      expected dividends: $Nil (2007 - $Nil).

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”) confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.  In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 “Inventories” and IAS 38 “Intangible Assets”, thus mitigating the impact of adopting IFRS at the mandatory transition date.  The Company will monitor changes arising from this convergence and as required by CSA Staff Notice 52-320, the Company will be discussing the status of key elements and timing of the changeover plan in the December 31, 2008 MD&A.

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible asset, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company does not anticipate the adoption of this standard to have a significant impact on its consolidated financial statements.

Accounting Changes

Capital Disclosures

In February 2007, the CICA issued accounting standard Section 1535, Capital Disclosures which is effective for fiscal years beginning on or after October 1, 2007. Section 1535 requires disclosure of information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital.  The Company adopted this standard commencing in the 2008 fiscal year.  See Note 13 in the financial statements for additional details.

Financial Instruments – Disclosure and Presentation

In February 2007, the CICA issued accounting standards Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments – Presentation, which are effective for fiscal years beginning on or after October 1, 2007.  Section 3862 requires financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks.  Section 3863’s purpose is to enhance the financial statement’s users understanding of the significance of the financial instruments to the Company’s financial position, performance and cash flows.  The Company adopted this standard in the 2008 fiscal year.  See Note 12 in the financial statements for additional details.

Financial Instruments

Fair value of financial instruments

The balance sheet carrying amounts for cash, accounts receivable, short term investments, and accounts payable approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results.  A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs.  Significant foreign exchange gain or losses related to the Company’s available-for-sale investments are reflected as a separate component of other comprehensive income (loss).  The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.  An analysis of the impact of foreign currency risk on the Company’s net working capital as well as a 10% sensitivity analysis are disclosed in note 12 of the Company’s interim consolidated financial statements as at June 30, 2008.

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short term investments.  Cash as well as short term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company ensures that there is sufficient cash to meet its liabilities when they are due.  Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed.  The key to success in managing liquidity is the degree of certainty in the cash flow projections.  If future cash flows are fairly uncertain, the liquidity risk increases.

The guarantee provided for BRC will have an impact on the Company’s liquidity risk if BRC is unable to meet its obligations with the lender (see note 11 of the Company’s interim consolidated financial statements as at March 31, 2008).

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.  As at May 12, 2008, the Company had outstanding 40,482,938 common shares and stock options to purchase an aggregate of 3,067,750 common shares.

Related Party Transactions

Directors fees of $25,000 (March 31, 2007 - $22,500) were paid to non-executive directors of the Company.  Legal fees of $95,821 (March 31, 2007 - $169,384), incurred in connection with general corporate matters (including compliance with securities regulatory requirements), were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company.  As at March 31, 2008, $52,275 (December 31, 2007 - $9,551) owing to this legal firm was included in accounts payable.

During 2007 and 2008, the Company agreed to act as guarantor of a Cdn$6,000,000 line of credit facility (the “Facility”) arranged between BRC and RBC Dominion Securities Inc. (the “Lender”). The said guarantee is secured by way of a pledge of the Company’s investments with the Lender.  In connection with the guarantee, the Company and BRC entered into an agreement pursuant to which BRC agreed that it will pay all amounts outstanding under the Facility and terminate the Facility by no later than July 28, 2008.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects.  The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets.  In recent years, the DRC has experienced two wars and significant political unrest.  Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  There is no assurance that such sources of financing will be available on acceptable terms, if at all.  In the event that commercial quantities of gold are found on the Company’s properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company’s properties are in the exploration stage only.  The Company currently operates at a loss and does not generate any revenue from operations.  The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate.  Few properties which are explored are ultimately developed into producing mines.  Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the Company’s exploration programs will result in a profitable commercial mining operation.

The Company’s mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.  In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company’s exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely.  The future direction of the price of gold will depend on numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the price of gold, and therefore on the economic viability of the Company’s properties, cannot accurately be predicted.  As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency.  Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses.  During the first quarter of 2008 and 2007, the Company recorded a foreign exchange loss of $381,115 and a foreign exchange gain of $197,926, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar.  No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company’s annual information form dated March 28, 2008 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and from EDGAR at www.sec.gov).